Exhibit 12
XL GROUP PLC
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Six Months Ended June 30,
(U.S. dollars in thousands, except ratios)	2013	2012
Earnings:
Pre-tax income (loss) from continuing operations	$592,173	$429,940
Fixed charges	121,302	141,923
Distributed income of equity investees	86,606	54,609
Subtotal	$800,081	$626,472
Less: Non-controlling interests	82	(12)
Preference share dividends	38,840	40,024
Total earnings (loss)	$761,159	$586,460

Fixed charges:
Interest costs	$52,257	$53,454
Accretion of deposit liabilities	24,647	43,203
Rental expense at 30% (1)	5,558	5,242
Total fixed charges	$82,462	$101,899
Preference share dividends	38,840	40,024
Total fixed charges and preference dividends	$121,302	$141,923

Ratio of earnings to fixed charges	9.2	5.8

Ratio of earnings to combined fixed charges and preference dividends	6.3	4.1

Deficiency - fixed charges only	N/A	N/A

Deficiency - fixed charges and preference dividends	N/A	N/A
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(1)	30% represents a reasonable approximation of the interest factor.